Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865

Orion Engineered Carbons S.A. Announces
Second Quarter 2018 Financial Results

Second Quarter 2018 Year over Year Highlights

•	Volumes increased by 3.4% to 275.6 kmt compared to 266.6 kmt in the second quarter of 2017 with increases of 3.9% of Specialty and 3.2% in Rubber

•	Revenue increased by $62.0 million, or 18.8%, to $391.6 million compared to the second quarter of 2017

•
Profit (Net Income) of $52.7 million increased by $34.3 million from $18.4 million in second quarter of 2017 and accordingly Basic EPS increased by $0.57 to $0.88, while Adjusted EPS[1] increased $0.29 to $0.69

•	Adjusted EBITDA[1] increased $16.8 million or 26.1% to a record $81.1 million

•	Specialty Carbon Black Adjusted EBITDA increased 17.8% or $6.8 million to $45.2 million

•	Rubber Carbon Black Adjusted EBITDA increased 38.4% or $9.9 million to $35.9 million

•	Dividend payments of 20 cents per share, a 5.65% increase compared to the second quarter of 2017

•	Restructuring project to consolidate Korean production network successfully completed. Restructuring gain on disposal of plant site totaling $29.8 million

Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – August 2, 2018 – Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of specialty and high-performance carbon black, today announced results for its second quarter of 2018.

“We turned in another strong quarter this year executing well on our plans to grow with the markets while improving price in our two segments. We are quite pleased with the performance of both business segments during this first half of 2018. Our end markets remained strong in all regions of the world and our industry segments all supported profitable growth. The headwinds of rising feedstocks were successfully offset by price increases in the Specialty segment, while healthy demand for Rubber blacks has kept our plants operating at a high utilization rates. This favorable supply/demand balance supported stronger spot pricing during the year but more importantly establishes a strong backdrop for the negotiations in this segment for next year. It was another record quarter with our Adjusted EBITDA reaching $81 million.” said Jack Clem, Orion’s Chief Executive Officer.

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures

“We raised base prices across all regions and segments of our Specialties business and as a result we saw a good recovery in gross profit per ton, growing sequentially from $781 to $856 and on a year over year basis was up by $94 per ton aided also by a favorable foreign exchange. Specialty sales volumes in the second quarter were the second highest on record only after the first quarter 2018 record volumes.

We completed the full realignment of the South Korean production footprint this quarter and sold the real estate in the suburb of Seoul at a price in line with expectations and a completion well ahead of schedule. The new Specialty line at our facility in Italy is on schedule to begin production in the fourth quarter of 2019. These continuing initiatives to improve production capability, upgrade mix and improve prices, along with favorable demand/supply dynamics, position us well to take full advantage of improving global economic conditions.” said Mr. Clem.

Second Quarter 2018 Overview

ORION ENGINEERED CARBONS
	Q2 2018	Q2 2017	Y-o-Y Comparison
Volume (kmt)	275.6	266.6	3.4%
Revenue ($/Millions)	391.6	329.6	18.8%
Contribution Margin ($/Millions)	155.1	129.8	19.5%
Contribution Margin per Metric Ton ($)	562.8	487.1	15.6%
Operating Result/EBIT ($/Millions)	82.5	38.2	115.7%
Adjusted EBITDA ($/Millions)	81.1	64.3	26.1%
Profit or Loss for the Period/Net Income ($/Millions)	52.7	18.4	185.9%
Basic EPS ($) (1)	0.88	0.31	0.57
Adjusted EPS ($) (2)	0.69	0.40	0.29
Notes:

(1)	Basic EPS calculated using profit for the period (Net Income) and weighted number of shares outstanding.

(2)
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring income or expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding during the periods.

Total volumes increased by 3.4% or 9.1 kmt to 275.6 kmt in the second quarter of 2018 compared to 266.6 kmt in the second quarter of 2017. This 3.4% increase reflected stronger volumes in both segments particularly in North America and Europe.
Revenues increased by $62.0 million, or 18.8%, to $391.6 million in the second quarter of 2018 from $329.6 million in the second quarter of 2017, primarily due to the pass through of higher feedstock costs, positive foreign exchange rate translation impacts, increased volumes, increases in the base selling prices and, to a lesser extent, product mix.
Contribution Margin increased strongly by $25.3 million, or 19.5%, to $155.1 million in the second quarter of 2018 from $129.8 million in the second quarter of 2017, primarily driven by positive foreign exchange rate translation impacts and base price increases as well as volume growth, pass through of higher feedstock cost and increased cogeneration income, somewhat offset by negative feedstock differentials.

The operating result also increased strongly by $44.3 million, or 115.7% to $82.5 million in the second quarter of 2018 from $38.2 million in the second quarter of 2017, reflecting the increase in contribution margin as well as a favorable impact from our Rubber footprint restructuring resulting in a gain of $29.8 million associated with the sale of the former plant site in Seoul, South Korea due to the consolidation of the two South Korean production sites.
The strong increase in Adjusted EBITDA of $16.8 million, or 26.1%, to $81.1 million in second quarter of 2018 compared to $64.3 million in the second quarter of 2017 reflected the increases in Contribution Margin, partially offset by fixed and general administrative cost increases as well as negative foreign exchange rate translation impacts associated with our fixed cost base. The restructuring gain on sale of our former plant site in South Korea is not included in Adjusted EBITDA for the current quarter.
As a result, net income for the second quarter of 2018 increased by $34.3 million, or 185.9%, to $52.7 million as compared to $18.4 million in the second quarter of 2017.
Quarterly Business Results

SPECIALTY CARBON BLACK
	Q2 2018	Q2 2017	Y-o-Y Comparison
Volume (kmt)	67.8	65.3	3.9%
Revenue ($/Millions)	142.7	122.3	16.6%
Gross Profit ($/Millions)	58.0	49.8	16.7%
Gross Profit/metric ton ($)	856.1	762.4	12.3%
Adjusted EBITDA ($/Millions)	45.2	38.4	17.8%
Adjusted EBITDA/metric ton ($)	667.0	588.1	13.4%
Adjusted EBITDA Margin	31.7%	31.3%	40bps
Volume for the Specialty Carbon Black business increased by 3.9% to 67.8 kmt in the second quarter of 2018 from 65.3 kmt in the second quarter of 2017, reflecting growth in the U.S., Korea and China.
Revenue of the Specialty business increased by $20.4 million, or 16.6%, to $142.7 million in the second quarter of 2018 from $122.3 million in the second quarter of 2017, primarily associated with increased product base prices, positive foreign exchange rate translation impacts, increased volumes and pass through of higher cost of feedstock to customers with index-pricing agreements, partially offset by some product mix impacts.
Gross Profit increased by $8.2 million, or 16.7%, to $58.0 million in the second quarter of 2018 from $49.8 million in the second quarter of 2017, primarily reflecting positive foreign exchange rate translation impacts, increased product base prices and the increase in sales volumes offset partially by some higher fixed costs and product mix effects. As a result Gross Profit per metric ton increased significantly by 12.3% to $856 in the second quarter of 2018 from $762 in the second quarter of 2017. Sequentially, Gross Profit per ton was up 9.6% from the first quarter of 2018 which reflects further price recovery offsetting higher feedstock costs.
Adjusted EBITDA increased by $6.8 million, or 17.8%, to $45.2 million in the second quarter of 2018 from $38.4 million in the second quarter of 2017, primarily reflecting the development of Gross Profit, somewhat offset by increases in general administrative costs and foreign exchange rate translation impacts associated with our cost base. Adjusted EBITDA margin was 31.7% in the second quarter of 2018 compared to 31.3% in the second quarter of 2017.

RUBBER CARBON BLACK
	Q2 2018	Q2 2017	Y-o-Y Comparison
Volume (kmt)	207.8	201.3	3.2%
Revenue ($/Millions)	248.9	207.3	20.1%
Gross Profit ($/Millions)	54.7	43.1	26.9%
Gross Profit/metric ton ($)	263.3	214.2	22.9%
Adjusted EBITDA ($/Millions)	35.9	26.0	38.4%
Adjusted EBITDA/metric ton ($)	172.9	128.9	34.1%
Adjusted EBITDA Margin	14.4%	12.5%	190bps
Industry demand for Rubber Carbon Black remained strong in the second quarter of 2018 contributing to an increase in sales volume of 3.2% to 207.8 kmt in the second quarter of 2018 compared to 201.3 kmt in the second quarter of 2017. This increase in volume was associated with increased volumes in Europe and the U.S.
Revenue increased by $41.6 million, or 20.1%, to $248.9 million in the second quarter of 2018 from $207.3 million in the second quarter of 2017, primarily due to the pass through of higher cost of feedstock to customers with index-pricing agreements, positive foreign exchange rate translation effects, positive impacts from our product mix, increased sales volumes and base price improvements.
Gross Profit increased by $11.6 million, or 26.9%, to $54.7 million in the second quarter of 2018 from $43.1 million in the second quarter of 2017. This Gross Profit increase was primarily due to increased contract base prices, the pass through of higher cost of feedstock to customers with index-pricing agreements, product mix, higher sales volumes and positive foreign exchange rate translation effects, which were partially offset by higher fixed costs. Accordingly, Gross Profit per metric ton increased by 22.9% to $263 in the second quarter of 2018 from $214 in the second quarter of 2017.
Adjusted EBITDA increased by $9.9 million, or 38.4% to $35.9 million in the second quarter of 2018 from $26.0 million in the second quarter of 2017, primarily reflecting the development of Gross Profit, partially offset by higher general administrative expenses and foreign exchange translation impacts associated with our fixed cost base.
Adjusted EBITDA margin was 14.4% in the second quarter of 2018 as compared to 12.5% in the second quarter of 2017.
Balance Sheet and Cash Flow
As of June 30, 2018, the Company had cash and cash equivalents of $73.5 million, a increase of $1.2 million from December 31, 2017 with increases in working capital associated with recent increases in feedstock prices being offset by proceeds from the sale of our former plant site in South Korea.

The Company’s reported non-current indebtedness as of June 30, 2018 was $664.4 million, composed of the non-current portion of term loan liabilities of $660.1 million ($660.8 million gross term loan liabilities reduced by capitalized transaction costs of $0.7 million) and non-current debt from financial derivatives of $4.3 million.

Our net cash at June 30, 2018 totaled $65.2 million, composed of cash and cash equivalents of $73.5 million less the current portion of term loan liabilities of $8.3 million. Accordingly, net indebtedness was $595.7 million, composed of gross term loan liabilities of $660.8 million, less net cash of $65.2 million. This represents a LTM Adjusted EBITDA multiple of 2.1 times, compared to 2.3 times at the end of last year. Capitalized transaction costs as well as non-current debt from financial derivatives are disregarded in computing net indebtedness under our lending agreements.
Cash inflows from operating activities in the second quarter of 2018 amounted to $19.4 million and include cash uses of net working capital of $26.1 million compared to a net working capital use of $0.1 million in second quarter of 2017 and consist of a consolidated profit for the period of $52.7 million, adjusted for depreciation and amortization of $24.2 million and the exclusion of finance costs, net of $9.4 million affecting net income. Net working capital totaled $288.7 million as of June 30, 2018, compared to $224.0 million as of December 31, 2017, reflecting the impact of higher feedstock prices as well as foreign exchange rate translation effects.
Cash inflows from investing activities in the second quarter of 2018 amounted to $30.7 million, and comprised the proceeds from our land sale in Korea less expenditures for improvements primarily in the manufacturing network throughout the production system including further investments to conclude the consolidation of our South Korean plant network which was completed at the end of this quarter.
Cash outflows for financing activities in the second quarter of 2018 amounted to $32.9 million consisted primarily of a $12.2 million repayment of local bank facilities, a dividend payment totaling $11.9 million, our regular interest payments for our term loan facilities of $5.4 million and regular debt repayment of $2.1 million.

2018 Full Year Outlook
“Our strategy of profitable growth and improved production capabilities, along with improving demand/supply dynamics, keep us well positioned to take full advantage of improving global economic conditions. Having posted strong results for the first half of the year, boosted by healthy foreign exchange tailwinds, we expect that the benefits from foreign exchange will subside in the second half. This should moderate Specialty gross profit per ton off an exceptionally high second quarter level.

“Taking all of this into consideration, we are raising the floor of our Adjusted EBITDA guidance range and now expect to generate full year Adjusted EBITDA of $285 million to $300 million, with a weighting above the midpoint of this range assuming current exchange rates, feedstock cost levels and customer demand levels throughout the second half of 2018,” stated Mr. Clem.

Other guidance metrics for 2018 include shares outstanding of 59.7 million reflecting the vesting of part of the long term incentive program for senior management, an underlying tax rate of 32% on pre-tax income, and capital expenditures reflecting an operating run rate consistent with the past of approximately $100 million before expenditures associated with the consolidation of the Company’s plants in South Korea and EPA related capex. Depreciation is estimated to be approximately $75 million, and amortization is estimated to be approximately $25 million (including amortization of acquired intangibles of about $16 million) in 2018.

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, August 3, 2018, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through August 10, 2018:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13681898
Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the Company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion has 13 global production sites and four Technology Centers with 1,427 employees. For more information visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2018 Full Year Outlook” and “Quarterly Business Results” sections above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 and in Note 10 to our audited consolidated financial statements regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2018 Full Year Outlook” and “Quarterly Business Results” sections above - as a result of new information, future events or other information, other than as required by applicable law.

U.S. Dollar Reporting
This quarter marks the second quarter we are reporting our results in U.S. dollars rather than Euro. As noted previously, we also plan to convert our financial statements from IFRS to U.S. GAAP, effective by the end of 2018. We believe both the switch to U.S. dollar reporting and the anticipated adoption of U.S. GAAP will benefit investors by allowing more direct comparisons between our results and those of some of our peers. These measures are also among the conditions for inclusion of our stock in certain U.S. equity indices, which may lead to additional demand for Orion's stock from index funds and index-driven investors. Some indices have additional requirements for inclusion. We are analyzing the feasibility of meeting such requirements and the associated costs and issues raised thereby, including those relating to the tax position of Orion and other members of the group. This analysis is ongoing and we can give no assurances regarding the outcome.
Reconciliation of Non-IFRS Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.

Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring income or expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding during the periods. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three and six months ended June 30, 2018 and 2017 - unaudited

	Three Months Ended Jun 30, 2018	Three Months Ended Jun 30, 2017	Six Months Ended Jun 30, 2018	Six Months Ended Jun 30, 2017
	In $ k	In $ k	In $ k	In $ k
Revenue	391,586	329,613	798,285	653,678
Cost of sales	(278,813)	(236,734)	(573,109)	(465,261)

Gross profit	112,773	92,879	225,176	188,417

Selling expenses	(35,732)	(32,705)	(73,600)	(63,450)
Research and development costs	(4,644)	(4,456)	(9,705)	(8,644)
General and administrative expenses	(18,426)	(18,209)	(39,469)	(38,346)
Other operating income	296	2,127	459	2,274
Other operating expenses	(1,561)	(1,097)	(3,556)	(4,290)

Restructuring income	40,253	—	40,253	—
Restructuring expenses	(10,502)	(319)	(11,768)	(722)
Restructuring income/(expenses), net	29,751	(319)	28,485	(722)

Operating result (EBIT)	82,457	38,220	127,790	75,239

Finance income	19,123	6,245	19,978	20,083
Finance costs	(28,475)	(17,147)	(37,420)	(41,355)
Share of profit or loss of joint ventures	144	133	293	262

Financial result	(9,208)	(10,769)	(17,149)	(21,010)

Profit before income taxes	73,249	27,451	110,641	54,229

Income taxes	(20,558)	(9,023)	(33,722)	(18,986)

Profit for the period	52,691	18,428	76,919	35,243

Earnings per Share ($ per share), basic	0.88	0.31	1.29	0.59
Weighted average number of ordinary shares (in thousands)	59,590	59,320	59,456	59,320
Earnings per Share ($ per share), diluted	0.87	0.30	1.26	0.58
Weighted average number of diluted ordinary shares (in thousands)	60,743	60,460	60,866	60,462

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at June 30, 2018 and December 31, 2017 – unaudited

	Jun 30, 2018	Dec 31, 2017
A S S E T S	In $ k	In $ k
Non-current assets
Goodwill	56,555	58,180
Other intangible assets	60,650	70,722
Property, plant and equipment	429,603	462,129
Investment in joint ventures	5,711	5,585
Other financial assets	3,175	3,564
Other assets	3,499	3,883
Deferred tax assets	56,510	43,546
	615,703	647,609
Current assets
Inventories	175,228	159,334
Trade receivables	277,621	234,273
Other financial assets	6,872	3,890
Other assets	28,725	35,038
Income tax receivables	14,983	16,377
Cash and cash equivalents	73,453	72,284
	576,882	521,196
	1,192,585	1,168,805

	Jun 30, 2018	Dec 31, 2017
E Q U I T Y A N D L I A B I L I T I E S	In $ k	In $ k
Equity
Subscribed capital	84,254	83,770
Treasury shares	(3,757)	(3,773)
Reserves	(26,610)	(55,403)
Profit or loss for the period	76,919	75,262
	130,806	99,856
Non-current liabilities
Pension provisions	64,714	65,390
Other provisions	11,576	13,344
Financial liabilities	664,441	680,699
Other liabilities	66	6
Deferred tax liabilities	33,931	25,121
	774,728	784,560
Current liabilities
Other provisions	56,746	59,471
Trade payables	164,180	169,624
Other financial liabilities	8,872	7,013
Income tax liabilities	35,741	15,539
Other liabilities	21,512	32,742
	287,051	284,389
	1,192,585	1,168,805

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and six months ended June 30, 2018 and 2017 – unaudited

	Three Months Ended Jun 30, 2018	Three Months Ended Jun 30, 2017	Six Months Ended Jun 30, 2018	Six Months Ended Jun 30, 2017
	In $ k	In $ k	In $ k	In $ k
Profit for the period	52,691	18,428	76,919	35,243

Income taxes	20,558	9,023	33,722	18,986

Profit before income taxes	73,249	27,451	110,641	54,229

Depreciation and amortization of intangible assets and property, plant and equipment	24,239	24,035	49,029	46,277
Gain on sale of property, plant and equipment	(40,253)	—	(40,253)	—
Other non-cash expenses/(income)	2,124	1,402	5,656	3,421
(Increase) in trade receivables	(4,935)	(4,027)	(53,039)	(20,499)
(Increase) in inventories	(21,763)	(2,996)	(21,774)	(15,655)
Increase in trade payables	594	6,926	12,552	11,436
Decrease in provisions	10,693	(1,663)	(3,179)	(21,560)
Increase in other assets and liabilities that cannot be allocated to investing or financing activities	(15,861)	(4,582)	(8,838)	582
Finance income	(19,123)	(11,743)	(19,978)	(20,083)
Finance costs	28,475	22,645	37,420	41,355
Cash paid for income taxes	(13,288)	(8,905)	(16,869)	(12,388)
Other cash paid	(4,741)	—	(4,741)	—

Cash flows from operating activities	19,410	48,543	46,627	67,115

Cash received from disposal of property, plant and equipment	64,672	—	64,672	—
Cash paid for the acquisition of intangible assets and property, plant and equipment	(33,940)	(18,160)	(59,870)	(36,458)

Cash flows from investing activities	30,732	(18,160)	4,802	(36,458)

Repayments of short term borrowings	(2,054)	(2,028)	(4,188)	(24,702)
Cash inflows related to current financial liabilities	2,387	4,651	7,460	10,786
Cash outflows related to current financial liabilities	(12,298)	(6,631)	(12,298)	(6,631)
Interest and similar expenses paid	(13,569)	(11,223)	(23,597)	(17,738)
Interest and similar income received	4,612	2,678	8,732	4,428
Dividends paid to shareholders	(11,944)	(11,169)	(23,808)	(21,955)

Cash flows from financing activities	(32,866)	(23,722)	(47,699)	(55,812)

Change in cash	17,276	6,661	3,730	(25,155)

Change in cash resulting from exchange rate differences	(3,537)	234	(2,561)	2,650
Cash and cash equivalents at the beginning of the period	59,714	48,506	72,284	77,906

Cash and cash equivalents at the end of the period	73,453	55,401	73,453	55,401

The following tables present a reconciliation of each of Adjusted EBITDA ans Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or loss	Three Months Ended Jun 30,		Six Months Ended Jun 30,
In $ k	2018	2017	2018	2017
Profit for the period	52,691	18,428	76,919	35,243
Income taxes	20,558	9,023	33,722	18,986
Finance costs	28,475	17,147	37,420	41,355
Share of profit of joint ventures	(144)	(133)	(293)	(262)
Other finance income	(19,123)	(6,245)	(19,978)	(20,083)
Earnings before taxes and finance income/costs (operating result (EBIT))	82,457	38,220	127,790	75,239
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	24,239	24,035	49,029	46,277
EBITDA	106,696	62,255	176,819	121,516
Share of profit of joint venture	144	133	293	262
Restructuring (income)/expenses, net (1)	(29,751)	319	(28,485)	722
Consulting fees related to Group strategy (2)	151	810	1,035	1,049
Long Term Incentive Plan	2,853	1,609	5,953	3,209
Other adjustments (3)	1,055	(788)	1,525	199
Adjusted EBITDA	81,148	64,338	157,140	126,957

(1)    Restructuring income or expenses are related to further actions undertaken to realign our worldwide Rubber footprint and reflects in particular the proceeds of the land sale in South Korea exceeding the associated cessation costs in three and six months ended June 30, 2018.
(2)    Consulting fees related to external consulting fees from establishing and executing Group strategies.
(3) Other adjustments in the three and six months ended June 30, 2018 related in particular to license fees required for certain innovative technologies to meet the EPA requirements of $1.1 million. Other adjustments include income in the three months ended June 30, 2017 related to a reimbursement following a successful objection against reassessed real estate transfer taxes in Germany of $1.5 million, primarily offset by costs in association with our EPA enforcement action of $0.5 million. In addition to the real estate transfer tax reimbursement of $1.5 million other adjustments in the six months ended June 30, 2017 include costs of $1.4 million in connection with our EPA enforcement action.

Reconciliation of Adjusted EPS	Three Months Ended Jun 30,				Six Months Ended Jun 30,
in $ k	2018		2017		2018		2017
Profit for the period	52,691		18,428		76,919		35,243
Add back consulting fees and other adjustments	1,206		22		2,560		1,248
Add back restructuring (income)/expenses, net	(29,751)		319		(28,485)		722
Add back long term incentive plan (LTIP)	2,853		1,609		5,953		3,209
Add back amortization of acquired intangible assets	3,886		3,277		7,888		6,767
Add back foreign exchange rate impacts to financial result	2,268		1,972		2,667		2,835
Amortization of transaction costs	178		1,257		381		2,023
Release of transaction costs due to repayment / extinguishment	1,738		—		1,738		414
Tax effect on add back items at 35% estimated tax rate	6,168		(2,960)		2,554		(6,026)
Adjusted profit or loss for the period	41,237		23,925		72,175		46,435
Adjusted EPS (1)	0.69		0.40		1.21		0.78

Total add back items	(11,454)		5,497		(4,744)		11,192

Impact add back items per share	(0.19)		0.09		(0.08)		0.19
+ Earnings per Share ($ per share), basic	0.88		0.31		1.29		0.59
= Adjusted EPS	0.69		0.40		1.21		0.78
Based upon weighted number of shares outstanding:	59,590	k	59,320	k	59,456	k	59,320	k

Forward-looking Adjusted EBITDA and Adjusted EPS included in this release are not reconcilable to their respective most directly comparable IFRS measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the remainder of the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS reported results for the guidance period.